UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Lpath, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

548910 10 8

(CUSIP Number)

Wesley Paul, Esq.

Eilenberg Krause & Paul LLP

11 East 44th Street, 19th Floor

New  York, New York 10017

(212) 986-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 548910 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Letitia Swortwood

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Class A Common Stock.

	8.	Shared Voting Power 5,816,200 shares of Class A Common Stock.

	9.	Sole Dispositive Power 0 shares of Class A Common Stock.

	10.	Shared Dispositive Power 5,816,200 shares of Class A Common Stock.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,816,200 shares of Class A Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 548910 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Letitia H. Swortwood Revocable Trust # 1 dated September 16, 1992

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,228,200 shares of Class A Common Stock

	8.	Shared Voting Power 588,000 shares of Class A Common Stock

	9.	Sole Dispositive Power 5,228,200 shares of Class A Common Stock

	10.	Shared Dispositive Power 588,000 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,816,200 shares of Class A Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.6%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

                This statement on Schedule 13D relates to the Class A common stock, $0.001 par value per share (the “Common Stock”), of Lpath, Inc., a Nevada corporation (formerly known as Neighborhood Connections, Inc.) (the “Company”), whose principal executive offices are located at 6335 Ferris Square, Suite A, San Diego, California 92121.

Item 2.	Identity and Background

I.  Letitia Swortwood

(a)           The name of the person filing this Schedule 13D is Letitia Swortwood.

(b)           The principal business address of Ms. Swortwood is c/o WSIC, 6335 Ferris Square, Suite A, San Diego, CA 92121.

.

(c)           Ms. Swortwood is not currently employed.

(d)           During the last five years, Ms. Swortwood has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Ms. Swortwood was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Ms. Swortwood is a United States citizen.

II.            The Trust

(a)           Letitia H. Swortwood Revocable Trust #1 Dated September 16, 1992 (the “Trust”).

(b)           The business address of the Trust is Ms. Letitia Swortwood, c/o WSIC 6335 Ferris Square, Suite A, San Diego, California 92121.

(c)           The principal business of the Trust is to hold assets in trust for one or more beneficiaries.

(d)           The Trust has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Trust has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Trust was organized under the laws of the State of California.

Item 3.	Source and Amount of Funds or Other Consideration

                The Trust acquired its shares of Class A Common Stock in connection with the Company’s the acquisition of Lpath Therapeutics Inc. (“LTI”) pursuant to the Agreement and Plan of Reorganization, dated as of July 15, 2005, by and among the Company, Neighborhood Connections Acquisition Corporation, a Nevada corporation (“Neighborhood Sub”) and LTI (the “Agreement”).

                Under the Agreement, the Company completed the acquisition of LTI through a reverse triangular merger in which Neighborhood Sub, the Company’s wholly owned subsidiary formed solely for the purpose of facilitating the acquisition, merged with and into LTI, which is the surviving corporation.  As a result, LTI is now the Company’s wholly owned subsidiary.  The Company acquired LTI in exchange for 22,023,921 restricted shares of our Class A common stock issued to the LTI stockholders. In connection with the merger, the outstanding common stock purchase warrants and stock options to purchase a total of 11,637,657 shares of LTI's common stock were cancelled and exchanged for warrants and stock options to purchase the same number of shares of the Company’s Class A common stock at the same exercise prices and otherwise on the same terms as the LTI stock options and warrants that were cancelled.  The assets of the Trust were used to purchase such shares of common stock of LTI beneficially owned by the Trust and Ms. Swortwood prior to the merger under the Agreement.  No part of the purchase price of such LTI shares was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the common stock of the Common Stock.

                On December 5, 2005, pursuant to the Agreement, the Company repurchased of 4,920,000 shares of Common Stock from Ruth Selmon for $10,000, which shares were cancelled from the Company’s outstanding shares.  All shares of capital stock held in the treasuries of LTI immediately prior to the effectiveness of the merger were automatically cancelled and extinguished without any conversion thereof and no payment was made with respect to treasury shares of LTI.

                Upon the Closing of the Merger, the Company issued to the Trust, (a) 4,656,115 shares of Common Stock in exchange for the same number LTI common stock held by the Trust, and (b) 572,085 warrants exercisable to purchase Common Stock and issued to Western States Investment Corporation (“WSIC”) 588,000 warrants exercisable to purchase Common Stock, in exchange for the cancellation and surrender of warrants with like terms exercisable to purchase LTI common stock.

Item 4.	Purpose of Transaction

                The shares of Common Stock beneficially owned by the Trust and Ms. Swortwood are owned directly by the Trust (except as noted in Item 5 below), a ten percent owner of the issuer, and indirectly by Letitia Swortwood as trustee of the Trust.  The shares of Common Stock held by the Trust are held for investment and estate planning purposes.  The acquisitions of Common Stock by LTI and its investors (which includes the Trust) from the stockholders of the Company was made to acquire control of the Company.  A further description of the acquisition of the shares of Common Stock by the stockholder of LTI can be found in the Company’s Current Report on Form 8-K, dated November 30, 2005, filed on December 6, 2006 as amended on December 21, 2005 and January 9, 2006, which are incorporated by reference in herein.

                Each of Ms. Swortwood and the Trust, directly or indirectly, may acquire additional shares of Common Stock from time to time in open market or private transactions, depending on various factors.  Ms. Swortwood, directly or indirectly, also may determine to dispose of some or all of her beneficial holdings of Common Stock.  Each of Ms. Swortwood and the Trust may increase or decrease her beneficial holdings of Common Stock on such terms and at such times as each she may decide, subject to any applicable securities law restrictions.

                Except as described above, each of the Trust and Ms. Swortwood does not have any other plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D, although each of the Trust and Ms. Swortwood reserves the right to develop such plans.

Item 5.	Interest in Securities of the Issuer

                (a)           As of December 13, 2007, the Trust and Ms. Swortwood each beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, an aggregate of 5,816,200 shares of Common Stock, constituting approximately 12.8% of the total number of shares of the Company’s Common Stock outstanding.  The approximate percentage of shares of Common Stock beneficially owned by the Trust and Ms. Swortwood is based upon 45,021,495 shares of the Company’s Common Stock which is the total number of shares of the Company’s Common Stock outstanding as of November 30, 2007.  The Trust was issued a warrant to purchase 345,603 shares of the Company’s Common Stock at a purchase price of $1.50 per share and a warrant to purchase 226,482 shares of the Company’s Common Stock at a purchase price of $0.16 per share.  Western States Investment Corporation (“WSIC”), a corporation owned 50% by the Trust, a ten percent owner of the issuer, and indirectly by Ms. Swortwood as trustee of the Trust, was issued a warrant to purchase 588,000 shares of the Company’s Common Stock at a purchase price of $0.80 per share.  On May 21, 2007, WSIC exercised the warrant prior to its expiration.

                (b)           Ms. Swortwood and the Trust each has shared power to vote or to direct the vote, and shared power to dispose of or to direct the disposition of, 5,816,200 shares of Common Stock held or controlled by the Trust (including 572,085 shares of Common Stock issued upon the exercise of warrants held by the Trust and 588,000 shares of Common Stock issued upon the exercise of warrants held by WSIC).  The Trust has the sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of, 5,228,200 shares of Common Stock held by the Trust (including 572,085 shares of Common Stock issuable upon the exercise of warrants held by the Trust) and shared power to vote or to direct the vote, and shared power to dispose of or direct the disposition of, 588,000 shares of Common Stock issued upon the exercise of warrants held by WSIC.

                (c)           The information with respect to the Trust’s  transactions in the Common Stock during the past sixty days is set forth in response to Item 3 of this Schedule 13D and is incorporated herein by this reference.

                (d)           During the term of the Trust, Ms. Swortwood, as the sole beneficiary of the Trust, is the only person that has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Trust.  At the expiration of the term of the Trust, the beneficiaries of the Trust have the right to receive dividends from, or the proceeds from the sale of, any remaining shares of Common Stock held by the Trust.  Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                The information set forth in response to Items 4 and 5 of this Schedule 13D is incorporated herein by this reference.

                Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 – Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2007
Date
/s/Letitia Swortwood
Signature
Letitia Swortwood, Trustee, The Letitia H. Swortwood Revocable Trust # 1 dated September 22, 1992
Name/Title
/s/Letitia Swortwood
Signature
Letitia Swortwood
Name/Title

                The original statement shall be signed by each person on whose behalf the statement is filed or her authorized representative.  If the statement is signed on behalf of a person by her authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath her signature.

Attention:  Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)